SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549


                              FORM 12b-25

                     Commission File Number 0-25828


                       NOTIFICATION OF LATE FILING



[ ] Form 10-K    [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q   [ ] Form N-SAR

For Period Ended:   June 30, 2000

[ ]  Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on 20-F             [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:       N/A


                               Part I.
                        REGISTRANT INFORMATION

Full Name of Registrant:                 Electropharmacology, Inc.

Address of Principal Executive Office:   12085 Research Drive

City, State and Zip Code:                Alachua, Florida 32615



                               Part II.
                        RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.


                               Part III.
                               NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     Management is currently devoting substantially all its resources to obtaining additional financing for the Company and pursuing other transactional opportunities. Due to the foregoing reason, Registrant requires additional time to finalize its interim financial statements.


                               Part IV.
                          OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

           Arup Sen             (904)               462-2249
            (Name)           (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes        [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes        [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[NOTE: IF ITEM 3 ABOVE IS ANSWERED YES, AN EXPLANATION SHOULD BE PROVIDED. IF THE ANSWER IS NO, NOTHING FURTHER IS REQUIRED.]

     Net loss after preferred stock dividend is expected to decrease to $446,639 for the three months ended June 30, 2000 as compared to $599,030 for the three months ended June 30, 1999 due primarily to a $421,621 decrease in operating expenses, offset in part by a $17,131 decline in revenues between the two periods. Operating expenses were reduced due to cost containment and downsizing, while revenues in the three months ended June 30, 2000 included $96,500 in grant revenue as compared to no grant revenue in the corresponding 1999 period. The decline in operating loss between the two periods was offset in part by a $192,810 credit in the three month period ended June 30, 1999, representing the prior limited partners' minority interest in losses attributable to a limited partnership which was previously owned in part, and is now fully owned, by the Registrant, with no such credit in the comparable period in 2000.


                       Electropharmacology, Inc.
              (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 2000                  By:  /s/ Arup Sen
                                            Arup Sen
                                            Chairman and Chief Executive Officer